Exhibit (b)(2)
Senior Secured Bridge Facility
Summary of Principal Terms and Conditions
(Capitalized terms used herein are defined in Commitment Letter and Annex IV, unless defined herein.)

Borrower:	Telemar Participações S.A. (“TmarPart”).

Guarantors; Recourse to Other Persons:	None.

Transactions:	The Borrower intends to offer to purchase (all of the publicly-traded preferred shares of Tele Norte Leste Participações S.A. (“TNE”) and all of the publicly-traded “class A” preferred shares of Telemar Norte Leste S.A. (“TMAR”), in accordance with the terms and conditions of the Edital to be issued on June 20, 2007 in the form received by the Joint Lead Arrangers on June 19, 2007 and the Offer to Purchase to be issued on June 20, 2007 in the form received by the Joint Lead Arrangers on June 19, 2007 (the “Tender Offer”).

The Borrower intends to refinance two series of its outstanding debentures (the “Debentures”) due 2010 and 2012 to the extent the initial borrowings under the Facility on the Closing Date (or any subsequent borrowings required to fund the purchase of shares tendered pursuant to shareholder put rights, if any, during the Availability Period) would cause the Borrower to breach the financial ratios set forth in the respective deeds of the Debentures (the “Refinancing”).

Administrative Agent:	Bank G, acting through one or more of its branches or affiliates, as the Administrative Agent.

Paying Agent under the R$ Sub Facility:	A financial institution mutually acceptable to the Joint Lead Arrangers and the Borrower, acting through one or more of its branches or affiliates, as the Paying Agent under the R$ Sub Facility.

Collateral Agent:	A financial institution mutually acceptable to the Joint Lead Arrangers and the Borrower, acting through one or more of its branches or affiliates,

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as the Collateral Agent (and together with the Administrative Agent and the Paying Agent, the “Agents”).

Joint Bookrunners, Joint Lead Arrangers, Co-Syndication Agents And Co-Documentation Agents:	Bank A, Bank B, Bank C, Bank E and Bank G will act as joint bookrunners, joint lead arrangers, co-syndication agents and co-documentation agents for the Facility described below (collectively, in such capacities, the “Joint Lead Arrangers”).

Facility:	A senior secured bridge facility in aggregate principal amount of up to R$ 11,450,000,000 (or equivalent thereof in US$), of which a portion will be structured as securities in the form of commercial paper denominated in R$ (the “R$ Sub Facility”), issued in accordance with the rules and regulations of the Comissão de Valores Mobiliários (“CVM”) and the Associação Nacional de Bancos de Investimento (“ANBID”) and a portion will be structured as a loan denominated in US$(the “US$ Sub Facility”), in accordance with Law 4.131/62, in an aggregate principal amount of up to R$ 11,050,000,000 (or equivalent thereof in US$) for the Tender Offer and the aggregate principal of up to R$ 400,000,000 (or equivalent thereof in US$) for the Refinancing. Both portions of the Facility shall be secured on a pari passu basis.

Purpose:	The proceeds of the Facility will be used by the Borrower on the date of the initial borrowing under the Facility (the date of such initial borrowing, the “Closing Date”) and during the Availability Period (i) to fund the consideration payable to holders of the preferred shares of TNE and TMAR tendered in connection with the Tender Offer (such tendered shares, together with preferred shares acquired during the Availability Period pursuant to the shareholder “put” rights existing under applicable law and regulations as a result of the Tender Offer (“Put Right Shares”), collectively, the “Tendered Shares”) and, thereafter as contemplated in “Availability” below, Put Right Shares acquired during the

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Availability Period, (ii) to fund the Refinancing and (iii) to pay costs and expenses related to the foregoing. The undrawn amount of the Facility after each borrowing shall not be less than the amount required to purchase Tendered Shares in the amount necessary to purchase up to 100% of the publicly-traded preferred shares of TNE and up to 100% of the publicly-traded “class A” preferred shares of TMAR, as of the date of such borrowing, at a purchase price for R$35.09 for TNE preferred shares and R$52.39 for TMAR “class A” preferred shares.

OPA Guaranty:	The OPA Guaranty becomes effective on the date of the publication of the “edital da OPA” and guarantees the obligation of the Borrower to pay the purchase price for the Tendered Shares. The Borrower and the Joint Lead Arranger that is the obligor under the OPA Guaranty (the “OPA Guarantor”) have reached an agreement on mutually satisfactory terms for the reimbursement by the Borrower of the OPA Guarantor of any amount paid pursuant thereto by the OPA Guarantor, the terms of which agreement shall be acceptable to the Joint Lead Arrangers. The Joint Lead Arrangers and the OPA Guarantor have also reached an agreement on mutually satisfactory terms for the reimbursement of the OPA Guarantor of any amount paid pursuant thereto by the OPA Guarantor. Upon a borrowing under the Facility to pay the purchase price of the Tendered Shares, the amount of the OPA Guaranty shall decrease by the amount of such borrowing.

Availability:	Pro rata amounts of each Lender’s several commitment under the R$ Sub Facility and the US$ Sub Facility will be available in such amounts as are necessary to ensure that there are sufficient funds, subject to each Lender’s several commitment, to fund the payment of the Tendered Shares and consummate the Refinancing, each Lender agreeing to fund its aggregate commitment under the Facility first in R$ (up to such Lender’s commitment to fund in R$ not to exceed the amount for such Lender set forth on Annex A to the Commitment Letter as its commitment to fund in R$) and thereafter in US$(a) in multiple

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drawdowns from time to time during the Availability Period to provide funds to acquire Tendered Shares purchased on the Closing Date and to acquire Put Right Shares, at such intervals and on such dates as shall be required to comply with settlement obligations under applicable Brazilian and other laws and (b) in a single drawdown on the Closing Date to effect the Refinancing, all in a minimum principal amount to be agreed following delivery of a notice of borrowing no later than one business day prior to each proposed borrowing date, it being agreed that with respect to the funding to occur on the Closing Date, the Borrower shall deliver the borrowing notice with respect thereto no later than the date of the OPA auction (such date being the “OPA Auction Date”), promptly after the OPA Guarantor shall have notified the Borrower of the results of the OPA auction. Settlement for the Tendered Shares to be acquired with the proceeds of the funding on the Closing Date shall occur three business days after the OPA Auction Date and the Borrower shall deliver the borrowing request so that the funds are available to consummate the acquisition of the Tendered Shares tendered on the OPA Auction Date and the Refinancing no later than one business day prior to the settlement date, such funds to be deposited (x) with respect to the acquisition of the Tendered Shares, into an account of the Borrower under the control and dominion of the OPA Guarantor to be applied on the settlement date for the payment of the Tendered Shares tendered on the OPA Aucton Date and (y) with respect to the Refinancing, with the respective paying agent (banco mandatário) under the Debentures no later than one business day prior to the settlement date, to be applied by the respective paying agent to effect the Refinancing substantially contemporaneously with the payment on the settlement date for the Tendered Shares tendered on the OPA Auction Date.

Amounts borrowed under the Facility that are repaid or prepaid may not be reborrowed.

At the end of the Availability Period, all unused

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commitments shall be terminated other than the obligation of the Lenders holding commercial paper on the one year anniversary of the Closing Date to purchase any R$ commercial paper issued thereon as contemplated under the heading “Maturity” below.

Interest Rates:	As set forth on Annex I hereto.

Fees:	As set forth in the Fee Letter.

Default Rate:	The applicable interest rate (i) plus 1.0% per annum in the case of the US$ Sub Facility or, (ii) plus a payment delay fee of 2% (multa de mora) plus default interest of 1% per month (juros de mora) in the case of the R$ Sub Facility.

Maturity:	The R$ Sub Facility will mature on the date that is one year after the Closing Date, provided, that upon the one-year maturity date thereof, the Lenders shall purchase commercial paper issued by the Borrower in the amount of the outstanding principal of the maturing commercial paper, with a maturity date one year from issuance and otherwise on the same terms and conditions as the maturing commercial paper. Upon such issuance of commercial paper, the Borrower shall pay CPMF and other taxes due and costs and expenses in connection therewith.

The US$ Sub Facility will mature on the date that is two years after the Closing Date.

Collateral:	On the Closing Date, the Borrower shall cause the Facility to be secured by:

(i)	a first priority pledge (at the option of the Collateral Agent, either “penhor” or “alienação fiduciária”) of all Tendered Shares (the “Shares Pledges”), provided that perfection of the security interest (“guaranty in rem”) shall only occur upon the actual purchase of the Tendered Shares and the registration of such lien in the registries of the depositary financial institution. This pledge shall also cover the rights to receive Dividends and other

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distributions with respect to or in consideration for the Tendered Shares; and

(ii)	a first priority pledge of the rights of Borrower to receive Dividends, if and when paid, by TNE and TMAR to the Borrower, with respect to shares, other than the Pledged Shares, owned by the Borrower (except to the extent the shares are pledged in favor of the debenture holders to secure the Debentures), without any limitation or restriction on voting rights or other rights with respect to such shares (“Dividends Pledges”, together with the Share Pledges, the “Pledged Collateral”), provided that (i) perfection of the security interest (“guaranty in rem”) shall only occur once the registration of such lien in the registries of the depositary financial institution have been made; and (ii) in case the Debentures have not been refinanced, and as necessary for the Borrower to comply with its obligations under the currently existing outstanding pledge agreements entered into by the Borrower with respect to the Debentures, such portion of the Dividends Pledges will promptly be released to the extent required to permit a pledge of the underlying shares in favor of the debenture holders under the terms of the respective share pledge agreements. In case the Refinancing occurs, the release of the pledge of shares in favor of the debenture holders shall be made as provided in Section 3(b) of Annex II hereto.

The Shares Pledges and the Dividends Pledges shall be documented by share pledge agreements governed by Brazilian law (the “Collateral Documents”), and an intercreditor agreement (the “Intercreditor Agreement”) governed by New York law shall be entered into by the Lenders under the R$ Sub Facility and the US$ Sub Facility, all in form and substance satisfactory to the Joint Lead Arrangers.

In the event that a Take-out Financing is made at

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the Borrower on a secured basis, a pro rata portion of the Pledged Collateral (such pro rata portion to be determined based on the principal amount of the relevant Take-out Financing with respect to which the release is being made expressed as a percentage of the outstanding amount of the Facility immediately prior to the consummation of such Take-out Financing) will be released from the pledge of the Collateral Documents or, if requested, otherwise made available to secure such Take-out Financing on terms and conditions mutually agreed to by the majority Lenders and the Borrower.

Documentation:	The loan documentation for the R$ Sub Facility (the “BR Loan Agreement”) shall be governed by Brazilian law and for the US$ Sub Facility (the “US Loan Agreement”, and together with the BR Loan Agreement, the “Loan Agreements”) shall be governed by New York law (to the extent such US$ Sub Facility is not structured as a “repasse” under Brazilian regulations). The Loan Agreements, together with the Collateral Documents and the Intercreditor Agreement, are referred to collectively as the “Credit Documents”.

Voluntary Prepayments and Reductions in Commitments:	Voluntary reductions of the unutilized portion of the commitments under the Facility and prepayments of borrowings thereunder will be permitted at any time, in each case pro rata between the US$ Sub Facility and the R$ Sub Facility, in aggregate amounts or integral multiples thereof to be agreed, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of LIBOR and CDI borrowings other than on the last day of the relevant interest period.

Mandatory Prepayments and Reductions in Commitments:	Loans under the Facility shall be prepaid, in each case pro rata between the US$ Sub Facility and the R$ Sub Facility, in an amount equal to (a) 100% of the net cash proceeds of asset dispositions by the Borrower, (b) the portion of the net cash proceeds of asset sales of property by Material Subsidiaries, either in a single transaction or a series of related transactions, in an aggregate

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amount of R$200 million or more that (i) are not either (x) applied to repay Indebtedness secured by the assets subject to such disposition to the extent required by such Indebtedness and any other Indebtedness the terms of which require the application of such proceeds to repay such Indebtedness or (y) reinvested in other assets useful in the business of a Material Subsidiary within 180 days of the receipt thereof (as designated by the relevant Material Subsidiary at the time of receipt thereof) and (ii) can be paid as a Dividend to the Borrower consistent with Applicable Dividend Restrictions, (c) 100% of the net cash proceeds of issuances, offerings or placements of Indebtedness of the Borrower, (d) the portion of the net cash proceeds of certain issuances, offerings or placements of Indebtedness by the Material Subsidiaries (including Take-Out Financings but expressly excluding (x) borrowings from BNDES, JBIC and similar governmental, multilateral or export credit institutions for operations and capital expenditures (the “Multilateral Facilities”) in an aggregate amount not to exceed annually, together with amounts outstanding under vendor financings referenced below, US$1 billion, (y) refinancings of existing Indebtedness provided that (A) the amount of such Indebtedness is not increased at the time of such refinancing except by an amount equal to accrued interest and prepayment premiums or penalties in respect of the refinanced Indebtedness and fees and expenses reasonably incurred in connection with such refinancing, (B) no principal amount of such Indebtedness shall be due and payable prior to the maturity of the Facility and (C) the provisions thereof relating to dividend restrictions, mandatory prepayments and restrictions on the incurrence of Indebtedness shall be no more burdensome to the obligors thereunder, in any material respect, than the Indebtedness being refinanced and (z) vendor financings (provided the direct creditor under such financing is the vendor (or a financing affiliate of such vendor) of such Material Subsidiary) in an aggregate amount not to exceed, together with amounts outstanding under the Multilateral

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Facilities, US$1 billion annually) that can be paid as a Dividend to the Borrower consistent with Applicable Dividend Restrictions, (e) the portion of the net cash proceeds of issuances of equity securities by the Material Subsidiaries (other than to the Borrower or any existing equity holder of such Material Subsidiary) that can be paid as a Dividend to the Borrower consistent with the Applicable Dividend Restrictions, and (f) any other (i) Dividends and other distributions received by the Borrower constituting Pledged Collateral and (ii) other distributions (including, without limitation, cash distributions as a result of capital reductions or redemptions) received by the Borrower with respect to or in consideration for its equity interests in TNE and TMAR; provided that there shall not be applied as a mandatory prepayment (A) an amount of up to R$ 20 million in any calendar year to cover operating costs and expenses of the Borrower, (B) an amount necessary to pay debt service in respect of the Debentures to the extent the Debentures are not required to be refinanced pursuant to the terms set forth herein, (C) an amount necessary to pay debt service in respect of any Take-out Financing and (D) distributions to the Borrower that have been designated for the payment of interest under the Facility (if occurring prior to the next applicable regular semi-annual dividend date); provided further, however, to the extent that at any time (1) the holders of the Debentures shall be entitled to retain Dividends and other distributions as a consequence of an acceleration thereunder, no amounts shall be required to be deducted hereunder for debt service of the Debentures or (2) if a portion of the Pledged Collateral has been released to secure any Take-out Financing and the holders thereof shall be entitled to retain Dividends and other distributions as a consequence of a default thereunder, then the R$ 20 million required to be excluded hereunder shall be reduced by an amount equal to the pro rata amount of collateral released as contemplated above to secure such Take-out Financing and no amounts shall be required to be deducted hereunder for debt service of such secured Take-

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out Financing.

To the extent that any prepayment contemplated by clauses (b), (d) and (e) above would be required to be made, the Borrower will ensure that amounts distributed as Dividends from amounts received by TNE and TMAR are paid to the Borrower on or before the applicable Dividend Payment Date and such prepayment shall be due and payable, on such Dividend Payment Date; provided that, in the case of the US$ Sub Facility, on the later of (x) expiration of the legal notice period for prior notice to the Central Bank of (or receipt of any requisite Central Bank approval for) the proposed prepayment of the US$ Sub Facility from such Dividends or other distribution and (y) receipt of such Dividend or other distribution.

All prepayments shall be applied ratably to the R$ Sub Facility and the US$ Sub Facility. All prepayments of the US$ Sub Facility require 30 days prior notice to the Central Bank of Brazil.

Conditions Precedent to Initial Borrowing:	To include only those conditions precedent set forth on Annex VI hereto.

Conditions Precedent to All Borrowings:	Representations and warranties in the Credit Documents are true and correct, absence of default or event of default under the Credit Documents, the use of proceeds of such borrowings as provided in the Credit Documents, and delivery of a borrowing notice.

Representations and Warranties:	To include only those representations and warranties set forth in Annex V hereto.

Affirmative and Negative Covenants:	To include only those affirmative and negative covenants set forth on Annex II hereto.

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Financial Covenants:	The following, to be measured quarterly:
(a) ratio of Indebtedness to Adjusted EBITDA for the most recently completed period of four consecutive fiscal quarters for which consolidated financial statements of the Borrower are available not to exceed 4.0:1.0 and (b) ratio of Adjusted EBITDA for the most recently completed period of four consecutive fiscal quarters for which consolidated financial statements of the Borrower are available to Interest Expense for such period not to be less than 1.75:1.0. Such ratio calculations shall be made on a pro forma basis to give effect to material transactions during the rolling four quarter period being measured.

Events of Default:	To include only those Events of Default set forth in Annex III hereto.

Voting:	Amendments and waivers of the definitive Credit Documents will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Facility, except that the consent of each affected Lender (or, in the case of clause (c), each Lender) shall be required with respect to, among other things, (a) increases in the commitment of such Lender, (b) reductions, or the extension of the date of any payment, of principal, interest or fees payable to such Lender and (c) releases of all or substantially all of the collateral.

Cost and Yield Protection:	Usual for facilities and transactions of this type.

The Borrower will gross-up each Lender for any taxes (and similar fees and charges) and penalties and interest thereon that are imposed by any jurisdiction (a) in which the Borrower is incorporated, or (b) from which any amounts in respect of the loans under the Facility are paid, but will not gross-up for taxes imposed on such Lender on a net income basis by the jurisdiction in which such Lender is incorporated or in which its applicable lending office is located.

A Lender will be grossed-up either by payment of additional amounts by the Borrower, if the tax is withheld or deducted, or by indemnification

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within 45 days of notice by such Lender, if the tax is payable by such Lender or the Administrative Agent.

Assignments and Participations:	The Lenders will be permitted to assign loans under the Facility with the consent of the Borrower (not to be unreasonably withheld or delayed and provided that no such consent shall be required (x) during the occurrence and continuance of an Event of Default, (y) for assignments to a Lender, an affiliate of a Lender or an entity managed by a Lender or an affiliate of a Lender or (z) certain financial institutions to be determined based on specified criteria to be determined). All assignments will require the consent of the relevant Agent, not to be unreasonably withheld or delayed. Each assignment will be in a minimum amount to be agreed.

The Lenders will be permitted to sell participations in loans and commitments without restriction. Voting rights of participants shall be limited to matters in respect of (a) increases in commitments of such participant, (b) reductions of principal, interest or fees payable to such participant, (c) extensions of final maturity of the loans or commitments in which such participant participates and (d) releases of all or substantially all of the Collateral.

Indemnification and Expenses:	The Borrower will indemnify the Joint Lead Arrangers, the Agents, the Syndication Agent, the Documentation Agent, the Lenders, their respective affiliates, successors and assigns and the officers, directors, employees, agents, advisors, controlling persons and members of each of the foregoing (each an “Indemnified Person”) and hold them harmless from and against all costs, expenses (including reasonable fees, disbursements and other charges of New York and Brazilian counsel), whether or not the Closing Date shall occur, and liabilities of such Indemnified Person arising out of or relating to any claim or any litigation or other proceeding (regardless of whether such Indemnified Person is a party thereto and regardless of whether such

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matter is initiated by a third party or by the Borrower or any of their respective affiliates) that relates to the Transactions and financing contemplated herein, including the Tender Offer or any transactions in connection therewith, provided that no Indemnified Person will be indemnified for any cost, expense or liability to the extent determined in the final, non-appealable judgment of a court of competent jurisdiction to have resulted from its gross negligence or willful misconduct.

The Borrower shall reimburse the Joint Lead Arrangers, the Agents, the Syndication Agent, the Documentation Agent, for all reasonable and documented out-of-pocket expenses (including but not limited to reasonable air travel expenses and fees, disbursements and other charges of one U.S. counsel and one Brazilian counsel) incurred in connection with the Facility and in connection with the preparation, execution and delivery of the Credit Documents, the Transaction Documents and any ancillary agreements in connection with the Tender Offer and all reasonable and documented out-of-pocket expenses (including, without limitation, fees, disbursements and other charges of counsel) of the Joint Lead Arrangers, the Agents, the Syndication Agent, the Documentation Agent and the Lenders in connection with the enforcement of the Credit Documents and documentary taxes associated with the Facility.

Governing Law and Forum:	New York in the case of the US Loan Agreement, notes issued thereunder and the Intercreditor Agreement and Brazil in the case of the BR Loan Agreement, notes issued thereunder and the Collateral Documents.

New York Counsel to Agents and Joint Lead Arrangers:	Shearman & Sterling LLP.

Brazilian Counsel to Agents and Joint Lead Arrangers:	Pinheiro Guimarães Advogados.

New York Counsel to the Borrower:	Gibson, Dunn & Crutcher LLP.

Brazilian Counsel to the Borrower	Ulhôa Canto, Rezende e Guerra Advogados.

ANNEX I
INTEREST RATES

Interest Rates:	LIBOR and CDI plus the Applicable Margin.

Applicable Margin:	The “Applicable Margin” used in determining the interest rates for the Facility shall be determined for each three-month period, as follows.

Applicable Period	Applicable Margin

Closing Date to 90 days thereafter	0.40%

91-180 days	0.50%

181-270 days	0.60%

271-360 days	0.70%

361-450 days	0.80%

451-720 days	0.90%

For purposes of calculating the Applicable Margin on CDI borrowings on the one-year anniversary of the Closing Date, the Applicable Period for the Applicable Margin shall be measured therefor from the Closing Date.

Interest Period:	Three-months; provided, that the initial interest period for LIBOR or CDI borrowings made after the Closing Date shall commence on the date of such borrowing and end on the last day of the then current interest period.

Calculations:	LIBOR borrowings shall be on the basis of the actual days elapsed in a year of 360 days; and

CDI borrowings shall be on the basis of the actual number of Brazilian business days elapsed in a year of 252 Brazilian business days.

ANNEX II
COVENANTS1
Affirmative and negative covenants applicable to the Borrower and the Material Subsidiaries to include only the following (capitalized terms shall have the meaning set forth in Annex IV hereto):
     1. Information. The Borrower will furnish to the Administrative Agent for distribution to each Lender:
     (a) as soon as available and in any event within 120 days after the end of each Fiscal Year, an audited consolidated and consolidating (to the extent applicable) balance sheet of the Borrower as of the end of such Fiscal Year and the related consolidated and consolidating statements of income and cash flows for such Fiscal Year (in each case in compliance with GAAP), setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on without material qualification as to scope of the audit or going concern by PricewaterhouseCoopers Auditores Independentes or other independent public accountants of internationally recognized standing;
     (b) as soon as available and in any event within 60 days after the end of each Fiscal Quarter of each Fiscal Year, a consolidated and consolidating (to the extent applicable) balance sheet of the Borrower as of the end of such Fiscal Quarter and the related consolidated and consolidating statements of income and cash flows for such Fiscal Quarter and for the portion of the Fiscal Year ended at the end of such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding Fiscal Quarter and the corresponding portion of the previous Fiscal Year, all certified (subject to the absence of footnotes and normal year-end adjustments) as to fairness of presentation and consistency with GAAP by a Responsible Officer of the Borrower;
     (c) simultaneously with the delivery of each set of financial statements referred to in clauses (a) and (b) above, an Officer’s Certificate (i) setting forth in reasonable detail the calculations required to establish whether the Borrower was in compliance with the requirements of [___] [financial covenants] on the date of such financial statements, (ii) with respect to clause (a) above only, identifying the Material Subsidiaries as of such date, (iii) setting forth in reasonable detail the calculations required to establish the amount of available distributable profits, reserves and net income of the Borrower and its Subsidiaries during such period and (iv) stating whether any Default exists on the date of such certificate and, if any Default then exists, setting forth the details thereof and the action that the Borrower is taking or proposes to take with respect thereto;

[1]	To the extent required by CVM in connection with the R$ Sub Facility, certain covenants to be substituted by a corresponding Event of Default.

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     (d) within five Business Days after any Responsible Officer of the Borrower obtains knowledge of any Default, an Officer’s Certificate setting forth the details thereof and the action that Borrower has taken, is taking or proposes to take with respect thereto;
     (e) promptly but in any event within five Business Days after any Responsible Officer obtains knowledge of (i) the commencement of, or of a written threat by a Governmental Authority of the commencement of, an action, suit or proceeding against the Borrower or any of the Material Subsidiaries before any court or arbitrator or any governmental body, agency or official that, if adversely determined, would reasonably be expected to have a Material Adverse Effect or that questions the validity or enforceability of any Credit Document or (ii) the commencement of, or of a written threat by a Governmental Authority of the commencement of, any action that would reasonably be expected to lead to an Expropriation Event, an Officer’s Certificate setting forth the nature of such pending or threatened action, suit or proceeding and such additional information with respect thereto as may be reasonably requested by the Administrative Agent;
     (f) promptly after the filing thereof, copies of all registration statements and other substantive reports filed by the Borrower or any Material Subsidiary with any securities exchange or securities regulatory body;
     (g) promptly after receipt or delivery thereof by the Borrower, copies of any material communications with ANATEL or any other regulatory body with respect to the Concession to the extent the subject of such communications could reasonably be expected to lead to a Material Adverse Effect; and
     (h) from time to time such additional information regarding the financial position or business of the Borrower and the Material Subsidiaries as the Administrative Agent, at the request of any Lender, may reasonably request.
     2. Payment of Obligations. The Borrower will pay and discharge, and will cause each of the Material Subsidiaries to pay and discharge, at or before maturity, all their respective material obligations and liabilities (including pension liabilities, tax liabilities and claims of materialmen, warehousemen and the like which if unpaid might by law give rise to a Lien), except where (i) the same are contested in good faith by appropriate action or proceedings or (ii) the failure to pay and discharge such items, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, and will maintain, and will cause each Material Subsidiary to maintain, in accordance with GAAP appropriate reserves for the accrual thereof.
     3. Maintenance of Property; Insurance. (a) The Borrower will keep, and will cause each of the Material Subsidiaries to keep, all of its property that is useful and necessary in its business in good working order and condition, ordinary wear and tear excepted.
     (b) The Borrower shall maintain all of its present and future preferred shares of the capital stock of TNE and TMAR, as well as all rights to receive Dividends, if and when paid, by TNE and TMAR to the Borrower from common shares of the capital stock of TNE and TMAR owned by it, pledged to the benefit of the Lenders (except, in case the

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Refinancing does not occur, in connection with the shares that are pledged to the debenture holders to secure the Debentures and, provided that, if the Refinancing occurs, the pledge of rights with respect to common shares pledged in favor of the debenture holders, the pledge of such rights in favor of the Lenders will only be made after the Closing Date and after the release of such pledge of shares by the Fiduciary Agents on behalf of the debenture holders, which pledge and release shall, in such case, in any event occur no later than 20 days after the Closing Date).
     (c) The Borrower will maintain, and will cause each of the Material Subsidiaries to maintain (in the name of the Borrower or a Material Subsidiary), with internationally recognized, financially sound and responsible insurance companies, insurance on their respective properties and assets in at least such amounts, against at least such risks and with such risk retention as are generally maintained, insured against or retained, as the case may be, by other companies of established repute engaged in the same or a similar business (but including in any event public liability insurance).
     (d) The Borrower shall maintain, and cause each of the Material Subsidiaries to maintain (in the name of the Borrower or a Material Subsidiary), in full force and effect all Brazilian regulatory approvals required for all insurance coverage required by clause (b) above.
     4. Conduct of Business and Maintenance of Existence. The Borrower will continue to engage in the business of owning, directly or indirectly, equity interests in the Material Subsidiaries owned by it from time to time and will cause each of the Material Subsidiaries to continue to engage in wireless and fixed-line telecommunications services and other businesses reasonably incidental thereto and will preserve, renew and keep in full force and effect and will cause each such Material Subsidiary to preserve, renew and keep in full force and effect its respective corporate existence and its respective rights, concessions, privileges and franchises and all other governmental and third party approvals and licenses necessary or desirable in the normal conduct of business (including the Concessions), except to the extent permitted by Item 11 or that failure to so preserve, renew and keep in full force and effect such rights (other than with respect to the Concessions, as to which such obligations to so preserve, renew and keep in full force and effect shall be absolute) could not singly or in the aggregate reasonably be expected to have a Material Adverse Effect.
     5. Compliance with Laws. The Borrower will comply, and will cause each of the Material Subsidiaries to comply, with all applicable laws, ordinances, rules, regulations and requirements of Governmental Authorities (including the Concessions, the Concession Agreements and laws governing the Concessions and Environmental Laws and the rules and regulations thereunder), except (i) where the necessity of compliance therewith is being contested in good faith by appropriate action or proceedings or (ii) to the extent that failure to so comply could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
     6. Inspection of Property, Books and Records. The Borrower will keep, and will cause each of the Material Subsidiaries to keep, proper books of record and account in

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which full and correct entries shall be made of all dealings and transactions in relation to their respective business and activities; and, will permit representatives of the Administrative Agent to visit and inspect, upon reasonable notice and during normal business hours (in any case subject to the provisions of Section  [applicable confidentiality provisions], as though information received or obtained during such visit were “delivered” to such Person as provided in such Section), any of the Borrower’s properties, to examine and make abstracts from any of the Borrower’s books and records and to discuss the Borrower’s affairs, finances and accounts with the Borrower’s officers, employees and independent public accountants, all at such reasonable times and as often as may reasonably be requested; provided that unless an Event of Default shall have occurred and be continuing, no such visit shall occur more than once a year.
     7. Use of Proceeds. The Borrower will use the proceeds of the Facility in accordance with Section ___[Use of Proceeds].
     8. Ranking of Obligations. The Borrower will promptly take all actions as may be necessary to ensure that its obligations under the Credit Documents will at all times constitute senior secured obligations ranking at least pari passu with all other present and future senior Indebtedness of the Borrower.
     9. Security Interest in Collateral; Further Assurances. The Borrower will, at its sole cost and expense, do, execute, acknowledge and deliver all acts, deeds, conveyances and other instruments as any Agent shall from time to time reasonably request with respect to the maintenance, granting, continuation and perfection, as the case may be, of the Pledged Collateral pursuant to and in accordance with the Collateral Documents, including, without limitation, all actions necessary to register the Pledged Shares.
     10. Registrations. (a) The Borrower will maintain in full force and effect all Central Bank and other Payment Approvals and all other regulatory approvals and authorizations (in each case to the extent required) in respect of the Credit Documents and will seek and obtain (x) all further approvals and authorizations that are necessary to maintain the effect of such approvals and authorizations on terms and conditions no less favorable to the Lenders than those in effect on the Closing Date and (y) all approvals set forth in Item 2(y) of Annex V.
     (b) With respect to each Note issued hereunder in respect of the US$ Sub Facility, the Borrower will register the financial terms and conditions of such Note with the Central Bank under the applicable ROF, and shall furnish evidence of such registration to the Administrative Agent. Promptly following the date hereof, the Borrower will, to the extent necessary, (i) register with the Central Bank the relevant payment schedule relating to each Note under the applicable ROF permitting remittance of Dollars from Brazil for payment on each due date of principal, interest, fees, commissions, expenses and other amounts payable by the Borrower under the Credit Documents in respect of such Note, (ii) take any other action necessary to ensure that any amounts due in respect of such Note or in connection with the enforcement of the Collateral Documents can be remitted from Brazil in Dollars, and (iii) provide a copy of such applications, proof of filing, registration or other evidence or action taken to the Administrative Agent, not later than 30 days after

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the date thereof. Promptly upon receipt, the Borrower will furnish a copy of all such certificates, printouts of registration screens of the applicable ROF and evidences to the Administrative Agent.
     11. Mergers and Sales of Assets. (a) The Borrower will not, and will not permit any Material Subsidiary to, consolidate or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any other Person, provided that (i) any Material Subsidiary may merge with, or convey, transfer or lease its assets to, any other Material Subsidiary or the Borrower provided that, in any such merger involving the Borrower, the Borrower is the surviving entity and (ii) any Material Subsidiary may merge or consolidate with another Person or so convey, transfer or lease its assets to another Person if, prior to or simultaneously with such merger, consolidation, conveyance, transfer or lease pursuant to this clause (ii), the requisite percentage of Lenders shall have consented to such transaction in writing.
     (b) The Borrower will not, and will not permit any Material Subsidiary to, make any Asset Sale, (i) unless the consideration therefor is not less than the fair market value of the related asset, (ii) until at least 75% of the purchase price therefor has been paid in cash or cash equivalents, the obligation to pay such purchase price shall be secured by a first priority lien on the assets sold, (iii) unless the Net Cash Proceeds thereof (whether received at the closing of such Asset Sale or pursuant to cash payments made at a subsequent date) are applied in accordance with Section ___[mandatory prepayment provisions and related exceptions], (iv) prior to or simultaneously with the consummation of such Asset Sale, the Borrower shall have provided to the Administrative Agent the documentation evidencing such Asset Sale and an Officer’s Certificate certifying compliance (as of the date of, and taking into account the effects of, such Asset Sale) with Sections   and     [financial covenants] and (v) immediately before and after giving effect to such transaction, no Default shall exist and be continuing.
     12. Negative Pledge. The Borrower will not, and will not permit any Material Subsidiary to, create, assume or suffer to exist any Lien other than (a) with respect to the Borrower (i) Liens on the Pledged Collateral in favor of the Lenders, (ii) Liens in favor of the holders of the Debentures in the event the Debentures are not refinanced, (iii) Liens on any Pledged Collateral released for the benefit of the creditors of a secured Take-out Financing and (iv) Liens not securing Indebtedness to the extent such Liens are Permitted Liens and (b) with respect to any Material Subsidiary, (x) Liens of the type specified in clauses (iii) to (ix) of the definition of Permitted Liens, (y) (A) Liens securing Multilateral Facilities permitted under Item 13 of this Annex II, (B) Lien securing vendor financings (provided the direct creditor under such financing is the vendor (or a financing affiliate of such vendor) permitted under Item 13 of this Annex II, (C) Liens incurred in connection with the purchase, leasing or other acquisition of equipment so long as such Lien does not extend to any other asset or exceed the cost of acquiring such equipment plus customary indemnities and costs, (D) Liens securing Indebtedness existing on the date hereof and any refinancings thereof provided (1) such Liens do not extend to any assets other than the assets securing the Indebtedness being refinanced and (2) (a) the amount of the Indebtedness being refinanced is not increased at the time of such refinancing except by an amount equal to accrued interest and prepayment premiums or penalties in respect of the

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refinanced Indebtedness and fees and expenses reasonably incurred in connection with such refinancing and (b) such Indebtedness is permitted by clause (ii)(y) of Item 13 of this Annex II and (E) other Liens securing obligations not constituting Indebtedness in an aggregate amount not to exceed R$ 10 million.
     13. Limitation on Indebtedness. The Borrower will not, and will not permit any Material Subsidiary, to incur or permit to exist Indebtedness other than (i) with respect to the Borrower (x) Indebtedness under or evidenced by the Credit Documents, (y) Indebtedness incurred to refinance, replace, defease or refund any Indebtedness permitted under (x) above (subject to the proviso in clause (ii)(y) below) or (z) Indebtedness pursuant to the Debentures to the extent not required to be refinanced pursuant to the terms of the Credit Documents and (ii) with respect to the Material Subsidiaries, (x) Indebtedness existing on the date hereof and set forth on Schedule ___hereof, (y) Indebtedness incurred to refinance, replace, defease or refund any Indebtedness permitted under subclause (x) of this clause (ii) or subclause (x) of clause (i) above (provided that, in each such case, if any portion of the Indebtedness under the Credit Documents remains outstanding after application of the proceeds of such new Indebtedness, (A) no principal amount of such Indebtedness shall be due and payable prior to the maturity of the Facility and (B) the provisions thereof relating to dividend restrictions, mandatory prepayments and restrictions on the incurrence of Indebtedness shall be no more burdensome to the obligors thereunder, in any material respect, than the Indebtedness being refinanced) and (z) the Multilateral Facilities and any vendor financing (provided the direct creditor under such financing is the vendor (or a financing affiliate of such vendor) of such Material Subsidiary); provided that all Indebtedness incurred under this subclause (z) shall not exceed in the aggregate US$ 1 billion annually.
     14. Restricted Payments. The Borrower will not declare or make any Restricted Payment.
     15. Transactions with Affiliates. The Borrower will not, and will not permit any Material Subsidiary to, directly or indirectly, (i) pay any funds to or for the account of any Affiliate, (ii) make any Investment in any Affiliate, (iii) lease, sell, transfer or otherwise dispose of any assets, tangible or intangible, to or from any Affiliate, or (iv) participate in, or effect, any transaction with any Affiliate, except in the case of clauses (i) through (iv) above on an arms-length basis on terms at least as favorable to the Borrower or such Material Subsidiary as could have been obtained from a third party that was not an Affiliate; provided further, that the foregoing provisions of this Section shall not prohibit (x) any transaction between Material Subsidiaries permitted by applicable law or (y) any such Person from declaring or paying any lawful Dividend or other payment ratably in respect of all its Capital Stock of the relevant class.
     16. Limitation on Certain Restrictions. The Borrower will not, and will not permit any Material Subsidiary to enter into, or suffer to exist, (i) any agreement with any Person, other than this Agreement and any other agreement in effect on ___, 2007 [will be the date of the execution of the Commitment Letter] that prohibits, restricts or imposes any limit on the ability of the Borrower or any Material Subsidiary to create, incur or permit to exist any Lien on Property of the Borrower or any Material Subsidiary or (ii) any

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limit on the ability of any Material Subsidiary to pay Dividends or to make or repay loans or advances to either the Borrower or another Subsidiary of the Borrower, other than in the case of clauses (i) and (ii) above, (A) restrictions imposed under applicable law or the Credit Documents, (B) restrictions in contracts and agreements existing on the date hereof, (C) restrictions in any agreements for the refinancing of Indebtedness permitted by Item 13(ii)(y) of Annex II; (D) restrictions in the Multilateral Facilities, provided such restrictions are no more burdensome than the restrictions existing in agreements existing on     , 2007 [to be the date of the Commitment Letter], (E) restrictions on Liens applicable to assets subject to Liens permitted by Item 12(b)(y)(B) or (C) of Annex II, (F) restrictions on subletting or assignment of any lease, or other customary restrictions on assignments of contracts entered into in the ordinary course of business, (G) customary restrictions and conditions contained in any agreement relating to the disposition of property permitted under [Asset Sale covenant] pending consummation of such sale, (H) any agreement applicable to a Material Subsidiary at the time such Person becomes a Material Subsidiary of the Borrower, provided that such agreement was not entered into in connection with or in contemplation of such Person becoming a Material Subsidiary of the Borrower.
     17. Take-Out Financing. The Borrower shall (A) use its commercially reasonable efforts (as determined by the Borrower in good faith) to effect a Take-Out Financing in one or more transactions in order to repay the Facility as promptly as practicable, giving due consideration to market conditions and prospects, (B) in any event issue, or cause TMAR or, with the consent of the Joint Lead Arrangers, such other subsidiary or affiliate of the Borrower to issue, within 9 months of the date of the Commitment Letter, in one or more series of debentures or other debt securities (the “Securities”) in the Brazilian and\or international capital markets in one or more transactions to effect the Take-Out Financing as contemplated in, and subject to the other limitations and other provisions contained in, the Engagement Letter dated the date hereof entered into in connection herewith (the “Engagement Letter”), with terms and conditions and at such times, in an aggregate amount equal to 30% of the aggregate principal amount borrowed under the Facility, such terms and conditions to be approved by the Joint Lead Arrangers as contemplated in the Engagement Letter and at a price which shall not be required to exceed the applicable Maximum Rate and with a tenor of not less than 5 years; provided that, notwithstanding the foregoing, the obligations of the Borrower under the Engagement Letter shall remain in full force and effect with respect to all aspects of the Take-out Financing and (C) prepare as soon as practicable after the Closing Date but in any event within 65 days after the Tender Offer Launch Date, the information, materials and documentation required in connection with the Take-Out Financing, including, without limitation, any offering documents or information memorandum.

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ANNEX III
EVENTS OF DEFAULT
Events of default to include, and be limited to, the following (capitalized terms shall have the meaning set forth in Annex VI hereto):
1.	failure by the Borrower to pay (i) any amount of principal payable by it under the Credit Documents when due, (ii) any interest or fees payable by it under the Credit Documents within 3 (three) Business Days after the date when due, and (iii) any other amount payable by it under the Credit Documents within 10 (ten) Business Days after the date when due;

2.	(a) failure of the Borrower to receive, or the Material Subsidiaries to distribute to the Borrower, amounts available for distribution as Dividends (after any allocation to legal reserve, to the extent required by article 193 of Law No. 6,404, dated December 15, 1976, as amended), in sufficient amounts to ensure the timely payment of principal, interest and other amounts owing under the Facility after taking into account other cash then available to the Borrower to fulfill such obligations; (b) failure of the Borrower to give requisite notice to the Central Bank of Brazil of the proposed prepayment of the US$ Sub Facility within five Business Days after receipt by it of any distributions required to be used to prepay the US$ Sub Facility; or (c) failure by the Borrower to apply any Dividends received to the prepayment of the US$ Sub Facility within five Business Days after the later of (i) expiration of the legal notice period for prior notice to the Central Bank (to the extent required as per applicable regulation in effect on the date of such prepayment) of (or receipt of any requisite Central Bank approval for) the proposed prepayment of the US$ Sub Facility from such Dividends or (ii) receipt of such Dividends;

3.	failure by the Borrower in the performance or observance of any of its other obligations (except for any other obligation specifically provided herein) under or in respect of the Credit Documents, and such default remains unremedied for a period of 30 (thirty) days after the earlier of (i) the date the Borrower obtains knowledge of the breach thereof or (ii) the date the Borrower receives written notice thereof from any Agent or Lender;

4.	(a) a bankruptcy proceeding or case is commenced by or against the Borrower and/or any of the Material Subsidiaries; (b) a reorganization proceeding (recuperação judicial or recuperação extrajudicial) by or against the Borrower and/or any of the Material Subsidiaries is commenced; or (c) a court order, resolution or decision for the winding up, liquidation or dissolution of the Borrower and/or any of the Material Subsidiaries is granted, made or entered, provided that in each such case above, in any involuntary proceeding or case commenced against the Borrower and/or any of the Material Subsidiaries, such involuntary proceeding or case or, in the

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clause (c), the court order or decision referred to therein, remains undismissed or unstayed for a period of 60 days;

5.	(a) the Borrower or any of the Material Subsidiaries, to the extent applicable to it, fails to comply with the terms of any Concession agreements, any Concession or any interconnection agreement necessary or desirable in the conduct of the business of the Borrower or any of the Material Subsidiaries, which failure to so comply could (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect; or (b) any Concession agreement, any Concession or any interconnection agreement shall fail to be in full force and effect for any reason or any party thereto shall so assert in writing (which assertion or failure could (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect);

6.	any of the representations and warranties made by the Borrower under the Credit Documents shall prove to have been incorrect in any material respect when made (or deemed made) and such condition (if capable of remedy) remains unremedied for a period of 30 (thirty) days after the earlier of (i) the date the Borrower obtains knowledge of the breach thereof or (ii) the date the Borrower receives written notice thereof from any Agent or Lender;

7.	any Indebtedness of the Borrower or any of the Material Subsidiaries (having a principal amount equal to or exceeding US$ 10,000 (in the case of the Borrower) or US$ 50,000,000 (in the case of the Material Subsidiaries), or the equivalent thereof in any other currency or currencies, but excluding in any event Indebtedness under the Credit Documents) (a) is not paid when due or, if a grace period exists for such payment, prior to the end of such grace period; or (b) becomes due and payable prior to its stated maturity (otherwise than (i) at the option of the Borrower or the Material Subsidiary, as the case may be (provided that no event of default in respect of such Indebtedness, howsoever described, then exists) or (ii) pursuant to stated amortization or mandatory prepayment provisions applicable to such Indebtedness);

8.	occurrence of a Change of Control;

9.	(a) any of the Facility shall cease to be senior secured obligations of the Borrower or (b) any portion of the Facility cease to rank pari passu in right of payment with any other portion of the Facility or with all other present and future senior obligations of the Borrower;

10.	any governmental authorization necessary for the payment of any obligation of or the performance of any other material obligation of the Borrower under the Credit Documents is not obtained or fails to become or remain valid and in full force and effect;

11.	all or a material part of the business or Property of the Borrower or any of the Material Subsidiaries is condemned, seized or otherwise appropriated by

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any person acting under the authority of any national, regional or local government or the Borrower or any Material Subsidiary is prevented by any such person from exercising normal control over all or a material part of its business or Property, in each case above, to an extent that such action could (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect;

12.	it is or becomes unlawful for the Borrower to perform or comply with any of its payment or other material obligations under or in respect of the Credit Documents;

13.	there shall occur any sale, transfer or other disposition of, or the creation or existence of any Lien upon, any of the Pledged Collateral, except for the Lien created pursuant to the Collateral Documents;

14.	the fiduciary transfer or pledge of the Pledged Collateral created by the Collateral Documents ceases at any time to be a first priority Lien (subject only to the terms of the Collateral Documents as to requirements for perfection of the Lien) over the Pledged Collateral, or the Collateral Documents cease at any time to be valid and in full force and effect;

15.	(a) any change in the corporate purpose of the Borrower and/or any of the Material Subsidiaries from that existing on the date hereof, and purposes reasonably related thereto; or (b) the engagement by the Borrower and/or any of the Material Subsidiaries in any material business or business activity other than (i) as to the Borrower, the holding of securities issued by the Material Subsidiaries and (ii) as to the Material Subsidiaries, businesses of the type conducted by them on the date hereof, and businesses reasonably related thereto;

16.	the issuance of any new class of preferred shares of the Borrower, TNE or TMAR (that is not mandated by any Governmental Authority), unless the proceeds of such voluntary issuance are used to prepay the Facility to the extent permitted by Applicable Dividend Restrictions;

17.	the purchase or redemption by the Borrower of shares of the Borrower’s capital stock or any reduction by the Borrower of its capital stock or payment of Dividends to its shareholders in violation of Item 14 of Annex II;

18.	any change in the terms of the common shares of any of the Material Subsidiaries;

19.	there shall occur any conversion of the corporate form of the Borrower, TNE or TMAR from a corporation to any other corporate form;

20.	the entering into by the Borrower or any of its Material Subsidiaries of a single transaction or a series of related transactions effecting a corporate restructuring (including by consolidation, merger, spin off, or direct or

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indirect, transfer, sale, lease, conveyance or disposal of all or substantially all their respective Property) that could reasonably be expected to result in the Borrower’s failure to fulfill its payment obligations under the Credit Documents or a Default or Event of Default under the Credit Documents; or

21.	the acquisition by the Borrower or any Material Subsidiary of any Property, Capital Stock or other equity interest in any Person or asset (for the avoidance of doubt not including the Way TV acquisition currently awaiting ANATEL approval); other than acquisitions by a Material Subsidiary of (i) equipment or other property in the ordinary course of business and (ii) after the end of the Availability Period, if the amount outstanding under the Facility is less than R$ 5 billion (or its equivalent in US$), (x) cable companies in an aggregate amount not to exceed R$ 200 million and (y) the other companies in the telecommunications sector previously identified to the Joint Lead Arrangers in an aggregate amount not to exceed R$ 2.8 billion.

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ANNEX IV
DEFINITIONS
     “Adjusted EBITDA” means, for any period of four consecutive Fiscal Quarters, Net Income for such period plus, to the extent deducted in determining Net Income for such period, the aggregate amount of (i) Interest Expense, (ii) taxes based upon income and (iii) depreciation, amortization and other similar noncash charges, all determined in accordance with GAAP.
     “Applicable Dividend Restrictions” means restrictions on the ability of a Material Subsidiary to declare, or of the Borrower or any Material Subsidiary to cause another Material Subsidiary to declare, Dividends, and on the amount of Dividends that may be declared, and on the timing of the declaration of Dividends (a) applicable under Brazilian requirements as to the creation, maintenance and/or increase of (x) legal reserves (“reserva legall”) and (y) unrealized profit reserves (“reservas de lucros a realizar”) provided under articles 193, 197 and 202 III of the Brazilian Corporate Law, (b) that result from restrictions to pay Dividends at any Material Subsidiary level existing under financing agreements binding on any Material Subsidiary on the date of the execution of the Commitment Letter which agreements have been disclosed to the Lenders prior to such date and any refinancings thereof, provided that any such restrictions under any agreements for the refinancings thereof are no more burdensome on the obligors thereunder than the agreement being refinanced and (c) under any agreement disclosed to the Lenders applicable to a Material Subsidiary in effect at the time such Subsidiary becomes a Material Subsidiary of the Borrower, so long as such agreement was not entered into in connection with or in contemplation of such person becoming a Material Subsidiary of the Borrower.
     “Asset Sale” means any sale, lease or other disposition by the Borrower or any Material Subsidiary of any asset, including any sale-leaseback transaction, whether or not involving a capital lease, but excluding:
     (i) dispositions of (a) inventory (including handsets and related accessories), (b) cash, cash equivalents and other cash management investments and (c) obsolete, unused or unnecessary equipment, in each case in the ordinary course of business;
     (ii) dispositions by any Material Subsidiary to the Borrower or a Material Subsidiary;
     (iii) the grant of leases or sub-leases to other Persons in the ordinary course of the conduct of the business of the Borrower or any Material Subsidiary; and
     (iv) any disposition of assets by a Material Subsidiary not otherwise excluded pursuant to clauses (i)-(iii) above to the extent that the fair market value of all such assets disposed of by Material Subsidiaries in any Fiscal Year does not exceed in the aggregate R$200 million.

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     “Availability Period” means, with respect to the portion of the Facility to be utilized (i) to effect the purchase of the Tendered Shares, the period from and including the date of execution of the Loan Agreements through the date that is 150 days thereafter and (ii) to effect the Refinancing, the period from and including the date of execution of the Loan Agreements through and including the Closing Date.
     “Brazilian Corporate Law” means Law n. 6,404, of December 15, 1976, as amended from time to time.
     “Capital Stock” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.
     “Change of Control” means the occurrence of any of the following: (i) the shareholders on the date hereof shall cease to beneficially own, directly or indirectly, at least 75% of the capital stock of the Borrower; or (ii) the Borrower ceases to beneficially own, directly or indirectly, at least 53% of the common stock issued by TNE; or (iii) TNE ceases to beneficially own, directly or indirectly, at least 97.3% of the common stock issued by TMAR and at least 69.4% of the preferred stock issued by TMAR; or (iv) TMAR ceases to beneficially own, directly or indirectly, at least 100% of the common stock issued by Oi and at least 100% of the preferred stock issued by Oi and at least 100% of the common stock issued by Oi Internet and at least 100% of the preferred stock issued by Oi Internet; provided that any Material Subsidiary may merge (x) into another Material Subsidiary or (y) into the Borrower so long as the Borrower is the surviving entity.
     “Concession” means any governmental license, authorization or permit granted for the rendering of telecommunication services.
     “Core Property” means the Property material to the rendering of telecommunication services by the Material Subsidiaries, including, but not limited to, the equity participation in TMAR and Oi.
     “Dividend Payment Date” means the earlier of (i) 60 days from the date of receipt of net cash proceeds from the issuance of Indebtedness or equity or Asset Sales by the Borrower or a Material Subsidiary and (ii) the next regular semi-annual dividend payment date of the applicable Material Subsidiary.
     “Dividends” means cash dividends and cash interest on Capital Stock and any other distribution paid to shareholders in accordance with article 201 of the Brazilian Corporate Law (whether in Capital Stock or otherwise).

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     “GAAP” means accounting principles generally accepted in Brazil as in effect from time to time, applied on a basis consistent (except for changes concurred with by he independent public accountants).
     “Guarantee” means any obligation of a Person to pay the Indebtedness of another Person including without limitation, (i) an obligation to pay or purchase such Indebtedness; (ii) an obligation to lend money or to purchase or subscribe shares or other securities or to purchase Property or services in order to provide funds for the payment of such Indebtedness; (iii) an indemnity against the consequences of a default in the payment of such Indebtedness; or (iv) any other agreement to be responsible for payment of such Indebtedness.
     “Indebtedness” means, as to any Person, any amount payable (whether as a direct obligation or indirectly through a Guarantee by such Person) pursuant to or in respect of (i) an agreement governing or evidencing money borrowed, (ii) a conditional sale or a transfer with recourse or with an obligation to repurchase, (iii) obligations evidenced by bonds, debentures, notes, or similar instruments, (iv) obligations issued or assumed as the deferred purchase price of property or services, other than current unsecured trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices, (v) acceptance, letter of credit or similar facilities, other than contingent obligations in respect of letters of credit or similar facilities to support trade transactions of such Person in the ordinary course of business, (vi) a Capitalized Lease and (vii) indebtedness or other payment obligations referred to in clauses (i) through (vi) above of another Person secured by an Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, valued at the lower of the fair market value of such property as reasonably determined by such Person and amount of such indebtedness or other payment obligations.
     “Interest Expense” means, for any period, the interest expense of the Borrower and its Consolidated Subsidiaries, all determined in accordance with GAAP.
     “Investment” means any investment in any Person, whether by means of share purchase, capital contribution, loan, Guarantee, time deposit or otherwise (but not including any demand deposit), excluding (i) any account receivable created or acquired in the ordinary course of business and payable or dischargeable in accordance with reasonable and customary trade terms which, in the case of any account receivable arising in respect of the delivery of telecommunications or other services, does not exceed 120 days and (ii) indefeasible rights of use and other telecommunications capacity agreements entered into in the ordinary course of business.
     “Lien” means, as to any Person, a mortgage, lien, pledge, fiduciary transfer (alienação ou cessão fiduciária), charge, encumbrance or other security interest on the Property of such Person or any preferential arrangement that has the practical effect of creating a security interest on any Property now owned or hereafter acquired by such Person.

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     “Material Adverse Effect” means a material adverse effect on (i) the business, financial or other condition, operations or Properties of the Borrower and its Material Subsidiaries taken as a whole or (ii) the ability of the Borrower to perform its payment or other material obligations under the Credit Documents or (iii) the rights and remedies of the Lenders under any of the Credit Documents.
     “Material Subsidiaries” means TNE, TMAR, TNL PCS S.A.-Oi, Telemar Internet Ltda.-Oi Internet, Telemar Telecomunicações Ltda. and any other direct or indirect company of the Borrower that represents more than 5% of the consolidated assets or revenues of the Borrower (other than Contax Participações S.A., TNL Contax S.A. and their subsidiaries).
     “Maximum Rate” means the following:
(i)	in the case of Securities issued by the Borrower or TMAR in the international capital markets, if the Securities are being issued with stated maturity, 250 basis points over the Brazil sovereign yield, but not greater than 500 basis points over US Treasury Bonds, on bonds or other securities with an average life to maturity closest the maturity of the Securities or, in the event that the Securities are being issued have no stated maturity, 10%; and

(ii)	in the case of Securities issued by the Borrower or TMAR in the Brazilian capital markets, 100 basis points over the CDI or 200 basis points over the NTN-B.
     “Net Income” means, for any period, the net income of the Borrower and its Consolidated Subsidiaries, determined on a consolidated basis for such period, adjusted to exclude the effect of any extraordinary or other non-recurring gain or extraordinary or other non-recurring loss, all determined in accordance with GAAP.
     “Officer’s Certificate” means a certificate of a Responsible Officer.
     “Payment Approvals” means all authorizations, consents, approvals and licenses of, and all filings and registrations with, all Governmental Authorities (including the Central Bank of Brazil), that are required in order to permit the Borrower to make payments of principal, interest, fees and other amounts pursuant to the terms of the Credit Documents, other than notices to the Central Bank of Brazil required in connection with non-scheduled payments of principal or interest of the Loans and the registration to be filed with the Central Bank of Brazil setting forth the schedule of payment dates for each Advance.
     “Permitted Liens” means:
(i)	Liens created pursuant to the Collateral Documents,
(ii)	Liens on the ordinary shares held by the Borrower granted to secure the Debentures pursuant to the pledge agreements in respect thereof provided

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that, in the event the Refinancing occurs, such Liens shall be released in accordance with Item 3(b) of Annex II,
(iii)	any Lien existing on any asset of any Person at the time such Person becomes a Material Subsidiary or is merged or consolidated with or into the Borrower or a Material Subsidiary and not created in contemplation of such event,

(iv)	Liens for taxes not yet delinquent or due or which are being contested in good faith by appropriate action or proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or the relevant Material Subsidiary, as applicable,

(v)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other statutory Liens (other than Liens arising or incurred with respect to litigation and judgments) arising in the ordinary course of business which do not secure Indebtedness,

(vi)	easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the ordinary conduct of business of the Borrower or the relevant Material Subsidiary, as applicable,

(vii)	Liens incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money),

(viii)	customary set-off rights and other customary Liens in each case in favor of the account banks with respect to deposit and securities accounts in the ordinary course of business, and

(ix)	Liens arising out of judgments or other actions against the Borrower or any Material Subsidiary to the extent such judgments or other actions do not result in an Event of Default under Item 12 of Annex II.
     Notwithstanding the foregoing provisions, the Borrower shall not permit, create, assume or suffer to exist any Lien on the Pledged Collateral other than pursuant to the Collateral Documents.
     “Property” means any property (tangible or intangible), assets, rights, income or revenues (including accounts receivable), or interest therein.

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     “Put Period” means the period of time commencing on the date of the closing of the Tender Offer and ending on the last date that the Borrower shall be obligated to purchase any Put Right Shares.
     “Responsible Officer” means the chief executive officer or other executive officers (“diretores”), or any Director (“conselheiro”) of the Borrower.
     “Restricted Payment” means (i) any dividend or other distribution on any shares of the capital stock of the Borrower (except (a) dividends payable solely in shares of its capital stock other than mandatorily redeemable preferred stock and (b) dividends required to be made under Brazilian law), (ii) any payment on account of the purchase, redemption, retirement or acquisition of (a) any shares of the capital stock of the Borrower or (b) any option, warrant or other right to acquire shares of its capital stock, or (iii) any Investment in any Person that has any direct or indirect ownership interest in the Borrower.
     “Tender Offer Documents” means the Edital to be issued on June 20, 2007 in the form received by the Joint Lead Arrangers on June 19, 2007 and the Offer to Purchase to be issued on June 20, 2007 in the form received by the Joint Lead Arrangers on June 19, 2007.
     “Tender Offer Launch Date” means the date of the launch of the Tender Offer.
     “Transaction Documents” means the Credit Documents and the Tender Offer Documents.

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ANNEX V
REPRESENTATIONS AND WARRANTIES
Representations and warranties applicable to the Borrower and the Material Subsidiaries to include only the following (capitalized terms shall have the meaning set forth in Annex IV hereto):
1.	Corporate Existence and Power. Each of the Borrower and the Material Subsidiaries is a corporation or other business entity duly incorporated or organized, validly existing and, where relevant, in good standing under the laws of its jurisdiction of incorporation or organization, and has all corporate or other powers and all governmental and third-party licenses, consents, authorizations and approvals (including in the case of TMAR and TNL PCS S.A., the Concessions) required to carry on its business as now conducted, except to the extent that the failure to have any such licenses, consents, authorizations or approvals, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect.

2.	Corporate and Governmental Authorization; No Contravention. The execution, delivery and performance by the Borrower of each Transaction Document to which it is a party as of the date this representation is made or deemed made (i) are within the corporate powers of the Borrower and have been duly authorized by all necessary corporate action, (ii) require no action by or in respect of, or filing with, any governmental body, agency or official (including ANATEL) (other than (x) actions or filings which have been taken or made on or prior to the Closing Date in particular those required by the Central Bank with respect to the US$ Sub Facility to reflect the terms and conditions of the Credit Documents, and (y) actions to be taken and filings to be made after the Closing Date in respect of the US$ Sub Facility as to (1) the registration with the Central Bank under the applicable ROF of the relevant payment schedule (Esquema de Pagamento) relating to each Note and (2) the obtaining of a special approval from the Central Bank (if and when necessary) for the Borrower to make payments on dates falling after the 120th day from the scheduled payment dates indicated in the payment schedule referred to in (1) above, and (3) a prior notification of at least 30 days to the Central Bank to make payments on dates earlier than the scheduled payment dates), and (iii) do not contravene, or constitute a default under, any (x) provision of applicable law or regulation or of the certificate of incorporation, by-laws or equivalent constitutional document of the Borrower, the Concession or of (y) any agreement, judgment, injunction, order, decree or other instrument binding upon the Borrower or any of the Material Subsidiaries or any of their respective Properties or result in the creation or imposition of any Lien on any asset of the Borrower or any of the Material Subsidiaries (other than Liens created pursuant to the Credit Documents).

3.	Binding Effect. The Credit Documents have been duly authorized, executed and delivered and constitute valid and binding agreements of the Borrower,

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enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity.
4.	Financial Information. (a) The audited consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of December 31, 2006 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the Fiscal Year then ended, reported on by PricewaterhouseCoopers Auditores Independentes, copies of which have been delivered to each of the Initial Lenders, fairly present, in conformity with GAAP, the consolidated financial position of the Borrower and its Consolidated Subsidiaries as of such date and their consolidated results of operations and cash flows for such Fiscal Year. As of December 31, 2006, the Borrower and its Consolidated Subsidiaries had no material liabilities, contingent or otherwise, including liabilities relating to the Concession, liabilities for taxes, long-term leases or forward or long-term commitments, that are not properly reflected on such balance sheet in accordance with GAAP or the footnotes relating thereto.

(b) For the period from March 31, 2007 to the Tender Offer Launch Date, there has been no Material Adverse Effect.

(c) The unaudited balance sheet of the Borrower and its Consolidated Subsidiaries as of March 31, 2007, copies of which have been delivered to the Initial Lenders on or prior to the date hereof, fairly presents, in conformity with GAAP applied on a basis consistent with the financial statements referred to in 4.(a), the consolidated financial position of the Borrower and its Consolidated Subsidiaries as of March 31, 2007.

(d) The Property of the Borrower is not subject to any Liens other than Borrower Permitted Liens.

5.	Litigation. As at the Tender Offer Launch Date, there was no action, suit or proceeding pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of the Material Subsidiaries before any court or arbitrator or any governmental body, agency or official (a) which, taking into account the probability of an adverse decision as determined by the Borrower in good faith and the probable magnitude of such adverse decision (as so determined), would reasonably be expected to have a Material Adverse Effect or (b) which in any manner draws into question the validity or enforceability of the Credit Documents.

6.	Compliance with Laws. Each of the Borrower and the Material Subsidiaries is in compliance in all material respects with all applicable material laws, ordinances, rules, regulations and requirements of any Governmental Authority applicable to it (including the Concessions, the Concession Agreements and laws and regulations governing the Concession, other ANATEL regulations, Environmental Laws, social security laws and retirement and pension fund laws and, to the extent

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applicable, requirements of the Central Bank and the Comissão de Valores Mobiliários).
7.	Taxes. Each of the Borrower and the Material Subsidiaries has filed all Brazilian income tax returns, and all other material tax returns, which are required to have been filed by them on or prior to each date this representation is made or deemed made and has paid all taxes, assessments and fees due pursuant to such returns or pursuant to any assessment received by it, except to the extent that any such tax, assessment or fee is being contested in good faith by appropriate action or proceedings and for which adequate reserves have been established. The charges, accruals and reserves on the books of each of the Borrower and the Material Subsidiaries in respect of taxes or other governmental charges are, in the opinion of the Borrower, adequate.

8.	Full Disclosure. All written information furnished on or before the Tender Offer Launch Date by or on behalf of the Borrower to the Agents for purposes of or in connection with the Transaction Documents, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, it being understood for purposes of this Item 8 that projections as to future events are not to be viewed as statements of fact.

9.	Labor Matters. Hours worked and payments made to the employees of the Borrower and the Material Subsidiaries have not been in violation of any applicable law dealing with such matters in any manner that could reasonably be expected to have a Material Adverse Effect. All material payments (individually or in the aggregate) due from the Borrower or any of the Material Subsidiaries, and payable on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on their respective books.

10.	Contracts; Intellectual Property. The Borrower and each of the Material Subsidiaries (i) has all contracts, agreements, rights, privileges and franchises (including the Supply Contracts, interconnection agreements and software licenses) and (ii) owns or possesses or holds under valid licenses all patents, trademarks, service marks, trade names, copyrights, licenses, concessions and other intellectual property rights that are necessary for the operation of their respective properties and businesses, and none of the Borrower or the Material Subsidiaries is in violation of any provision thereof, except to the extent that any failure to comply with clause (i) or (ii) above, or any such violations, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. Each of the Borrower and the Material Subsidiaries conducts its business without infringement or claim of infringement of any license, patent, trademark, trade name, service mark, copyright, trade secret or any other intellectual property right of others and there is no infringement or claim of infringement by others of any license, patent, trademark, trade name, service mark, copyright, trade secret or other intellectual property right of the Borrower

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or any of the Material Subsidiaries except to the extent that any such infringement could not be reasonably be expected to result in a Material Adverse Effect.
11.	Solvency. After giving effect to the transactions contemplated by the Credit Documents to occur on the Closing Date, including consummation of the Tender Offer in accordance with the Tender Offer Documents: (i) the aggregate fair market value of the assets of the Borrower and the Material Subsidiary will exceed their liabilities (including contingent, subordinated, unmatured and unliquidated liabilities), (ii) the Borrower will have sufficient cash flow to enable it to pay its debts (including contingent, subordinated, unmatured and unliquidated liabilities), as they mature and (iii) the Borrower and the Material Subsidiaries will not have unreasonably small capital for the business in which the Borrower and the Material Subsidiaries are engaged.

12.	No Regulatory Restrictions on Borrowing. The Borrower is not subject to any law or regulation limiting or restricting its ability to execute, deliver and perform its obligations under the terms of the Credit Documents, in each case, in accordance with the terms thereof, other than those set forth in Item 2(ii) hereof.

13.	No Burdensome Restrictions. Taking into account the full benefits reasonably expected to be derived thereby by the Borrower or the Material Subsidiaries, no contract, lease, agreement or other instrument to which the Borrower or any of the Material Subsidiaries is a party or by which any of its property is bound or affected, and no charge, corporate restriction, judgment, decree or order and no provision of applicable law or governmental regulation, has had or is reasonably expected to have a Material Adverse Effect. There are no contractual restrictions binding on or affecting any Subsidiary of the Borrower that would, on the date hereof, block any distributions contemplated therein or, giving effect to the projected financial performance and business plan of such Subsidiary, could be reasonably likely to block any such distributions during the term of the Facility.

14.	No Immunity. The Borrower is subject to civil and commercial law with respect to its obligations under the Credit Documents, and the execution, delivery and performance by the Borrower thereunder constitute private and commercial acts rather than public or governmental acts. The Borrower is not entitled to any sovereign or similar immunity from the jurisdiction of any court or from any action, suit or proceeding, or from set-off or service of process in connection therewith, and none of the Properties or revenues of the Borrower is immune from attachment (before or after judgment) or execution.

15.	Valid Choice of Law and Submission to Jurisdiction. The selection by the Borrower of the laws of the State of New York as the governing law of the US Loan Agreement, the notes thereunder, the Intercreditor Agreement and any other Credit Document purported to be governed by the laws of the State of New York constitutes a valid, binding and enforceable obligation of the Borrower, and does not violate the public policy of Brazil. The submission by the Borrower to the jurisdiction of the courts of the United States and the State of New York pursuant

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to the Credit Documents and the appointment by the Borrower of an agent for service of process pursuant to the Credit Documents constitutes a valid, binding and enforceable obligation of the Borrower and does not violate the public policy of Brazil.
16.	Collateral. The Collateral Documents are effective to create and maintain, as the case may be, valid first priority pledges in favor of the secured parties under the Facility in respect of all Pledged Collateral, perfection of which Liens (“guaranty in rem”) shall occur in the circumstances described under the heading “Collateral” in the Term Sheet.

17.	Ranking. The Credit Documents to which the Borrower is a party and the obligations evidenced hereby and thereby are and will at all times be direct and unconditional general secured obligations of Borrower, and rank and will at all times rank in right of payment at least pari passu with the most senior Indebtedness of the Borrower, if any, whether now existing or hereafter outstanding.

18.	Investment Company. The Borrower is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

19.	Material Subsidiaries. Schedule sets forth a complete and accurate list of the Material Subsidiaries as of the Closing Date.

20.	Corporate Power with respect to Tender Offer, Etc. The Tender Offer, the acquisition of the Tendered Shares and the Refinancing (a) have been duly authorized by all necessary corporate action and is within the corporate powers of the Borrower and (b) require no action in Brazil by or in respect of, or filing with, any governmental body, agency or official (other than actions or filings which have been taken or made on or prior to the Closing Date and [ ]).

21.	Noncontravention with respect to Tender Offer, Etc. The Tender Offer, the acquisition of the Tendered Shares, the Refinancing and the incurrence of the Indebtedness under the Credit Documents are (a) valid corporate acts of the Borrower and (b) do not conflict with or constitute or result in a breach or violation by the Borrower of (i) any law, rule or regulation of Brazil or any political subdivision thereof or any other applicable law, (ii) any provision of the certificate of incorporation or by-laws (Estatuto Social) or other organizational document of the Borrower, (iii) the Concession Agreement or (iv) any other agreement, judgment, injunction, order, decree or other instrument binding on the Borrower or any of the Material Subsidiaries.

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ANNEX VI
CONDITIONS PRECEDENT TO INITIAL BORROWING
     Conditions precedent to initial borrowing to include only the following (capitalized terms shall have the meaning set forth in Annex VI hereto):
     1. The Loan Agreements shall become effective on the date on or before                     , 2007 (the “Closing Date”) on which each of the following conditions is satisfied (and the obligation of each Lender to make a loan under either Loan Agreement and the Facility on the occasion of the initial disbursement on the Closing Date shall be subject only to satisfaction of the following conditions precedent):
     (a) The Administrative Agent shall have received the following documents and instruments, each duly authorized and executed by each party thereto: (i) the Loan Agreements; (ii) a note for the account of each Lender to the extent requested pursuant to the terms of the relevant Loan Agreement, in the amount, having the maturity and as otherwise provided in the relevant Loan Agreement, (iii) the Intercreditor Agreement, and (iv) the Collateral Documents.
     (b) On and as of the Closing Date (i) there shall exist no Default and (ii) all representations and warranties contained in the Credit Documents shall be true and correct in all material respects.
     (c) The Administrative Agent shall have received an Officer’s Certificate from the Borrower, dated as of the Closing Date, duly executed by (x) two Responsible Officers of the Borrower as to the incumbency of Persons executing the Credit Documents and the accuracy of the certificate of incorporation and by-laws (or equivalent organizational documents) of the Borrower, TNE and TMAR and resolutions of the Borrower, together with copies of such certificates of incorporation and by-laws (or equivalent organizational documents) and the resolutions of the Borrower relating to the Transactions referred to in such certificate.
     (d) The Administrative Agent shall have received an opinion addressed to the Administrative Agent and each of the Lenders and dated as of the Closing Date, of (i) an internal counsel of TNE (in respect of the Material Subsidiaries), (ii) Ulhôa Canto, Rezende e Guerra Advogados, Brazilian counsel to the Borrower, and (iii) Gibson, Dunn & Crutcher LLP, U.S. counsel to the Borrower, in each case, in form and substance reasonably satisfactory to the Joint Lead Arrangers.2

[2]	In addition, opinions from counsel referenced in clauses (ii) and (iii) shall be provided prior to the date of execution of the Commitment Letter.

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     (e) The Administrative Agent shall have received the letter from the Process Agent agreeing to act as such Process Agent and to forward forthwith all process received by it as such Process Agent to the Borrower.
     (f) The Borrower shall have paid to the Administrative Agent and each Lender all reasonable documented costs and invoiced fees and expenses (including, without limitation, reasonable and documented legal fees and expenses) payable to the Administrative Agent and the Lenders to the extent then due and in accordance with the Fee Letter and the Credit Documents.
     (g) With respect to any funding on the Closing Date for the Tendered Shares of TNE, there shall have been validly deposited pursuant to the Tender Offer Documents for such shares and not withdrawn at the expiry time of the Tender Offer at least 66 2/3% of the publicly held preferred shares of TNE (the shares so deposited, the “Initial TNE Shares”).
     (h) With respect to (i) any funding on the Closing Date for the Tendered Shares of TNE, all conditions set forth on Parts 1 and 2 of Schedule A hereto for the acquisition of the Initial TNE Shares (without any modification or waiver unless approved by the Joint Lead Arrangers (such approval not to be unreasonably withheld or delayed)), other than payment by the Borrower of the purchase price to the shareholders of the Initial TNE Shares, shall have been satisfied (or are satisfied substantially contemporaneously with the initial funding under the Facility) and (ii) any funding on the Closing Date for the Tendered Shares of TMAR, all conditions set forth on Part 2 of Schedule A hereto for the acquisition of the TMAR shares (without any modification or waiver unless approved by the Joint Lead Arrangers (such approval not to be unreasonably withheld or delayed)), other than payment by the Borrower of the purchase price to the shareholders of the TMAR shares, shall have been satisfied (or are satisfied substantially contemporaneously with the initial funding under the Facility).
     (i) The Administrative Agent shall have received the financial statements referred to in Item 1(a) and (b) of Annex II for the most recent annual and quarterly period, respectively, for which such financial statements are available prior to the Closing Date.
     (j) The Administrative Agent shall have received an Officer’s Certificate from the Borrower in substantially the form of Exhibit 4 hereto certifying that the Borrower and its Subsidiaries, on a Consolidated basis after giving effect to the Transactions, are Solvent.
     (k) All third party and requisite governmental approvals (including all Payment Approvals) required to be obtained by the Borrowers in order to allow the execution and delivery of the Credit Documents and the incurrence and repayment of the Indebtedness thereunder shall have been obtained and a certified copy thereof shall have been delivered to the Administrative Agent; provided that the foregoing shall not apply to any registration (but excluding any approval or consent, to the

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extent any is required) required to be filed with the Central Bank of Brazil, as regards the US Sub Facility, to indicate the schedule of payment dates for each Loan or Note, or in connection with any prepayment of the Loans or Notes, in each case related thereto.
     (l) The Administrative Agent shall have received, on or prior to the Tender Offer Launch Date all documentation and other information requested by the Administrative Agent in order to permit compliance by the Lenders with applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act.
     (m) The Administrative Agent shall have received on the OPA Auction Date an Officer’s Certificate certifying that after giving effect to the borrowing contemplated by the borrowing request issued on such date for the acquisition of the Tendered Shares tendered on the OPA Auction Date either (x) that there shall exist no breach of a covenant under the Debentures or (y) if such borrowing would result in a breach thereunder, the Borrower shall deliver a borrowing request to consummate the Refinancing and the Joint Lead Arrangers shall be satisfied that the Debentures shall be redeemed in full with the proceeds of the borrowing requested under the Facility to effect the Refinancing (such proceeds to be deposited with the respective paying agent under the Debentures) substantially contemporaneously with the borrowing to effect the acquisition of the Tendered Shares tendered on the OPA Auction Date through a redemption notice to be given by the Borrower substantially contemporaneously with such borrowing request.
     (n) The Administrative Agent shall have received an Officer’s Certificate from the Borrower (x) setting forth and certifying the information requested by Item 1(c) of Annex II for the most recent period for which the relevant financial statements are available, (y) certifying the projections attached thereto which projections shall demonstrate the ability of the Borrower to service payments under the Credit Documents from Dividends from TNE and TMAR and (z) setting forth and certifying the calculations necessary to demonstrate the amount of additional Indebtedness that can be incurred by TMAR.
     2. For purposes of determining compliance with the conditions specified in Item 1 above, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lenders unless an officer of the Administrative Agent responsible for the transactions contemplated by the Credit Documents shall have received notice from such Lender prior to the Closing Date specifying its objection thereto and such Lender shall not have made available to the Administrative Agent such Lenders’ ratable portion of the Loans to be made on the Closing Date.

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Schedule A
to Term Sheet
Conditions to the Tender Offer3
Part 1—Conditions applicable to Tender Offer for TNE shares only.
The Minimum Condition
     This TNE tender offer is conditioned upon the valid tender of at least two-thirds of the outstanding TNE preferred shares held by public shareholders, including preferred shares represented by ADSs, in accordance with the criteria contained in Articles 3(III), 15 and 37 of CVM Instruction no. 361. As such, if the Minimum Condition is satisfied and the other conditions set forth below in Part 2 of this Schedule A are satisfied are either satisfied or waived by TmarPart, TmarPart will purchase any and all preferred shares tendered in the offer. TmarPart will not waive the Minimum Condition.
Part 2—Conditions applicable to Tender Offer for TNE shares and TMAR shares.
The Debenture Condition
     If the borrowings in connection with the financing of the Offers would create an event of default under either our 6th and 7th series of debentures, such debentures shall have been redeemed by the Offeror as a condition for the Offer.
General
Notwithstanding the Minimum Condition above, each of the Offers is individually conditioned to the nonoccurrence of any of the events listed below, until 9:00 a.m. (Brasília time) of the business day immediately preceding the Auctions Date, except in the event of express waiver of such condition by the Offeror, as set forth in the Tender Offer Documents:
(i) a change in the business, conditions, income, operations or share ownership of any of TmarPart, the Companies or their direct or indirect subsidiaries, that have, or may reasonably be expected to have, a materially adverse effect with respect to TmarPart, the Companies or their direct or indirect subsidiaries, or TmarPart having become aware of any circumstances that have, or may reasonably be expected to have, a material adverse effect with respect to either the value of TmarPart, the Companies or any of its direct or indirect subsidiaries or the value of the PN Shares, PNA Shares or ADRs (as defined in item (ii) below) of the Companies, as a result of any of the following events:
•	the issuance, by any governmental body of the Executive, Legislative or Judiciary of Brazil or the United States of America, of any act that:
(a) questions, restricts or limits the Offeror’s capacity to carry out the Offer, to hold shares of any of the Companies, to acquire additional shares of the Companies, or to exercise the rights inherent thereof or to receive distributions thereunder;

[3]	Capitalized terms used in this Schedule A and not otherwise defined in this Term Sheet have the meanings set forth in the Tender Offer Documents. This Schedule A is qualified in its entirety by reference to Section 5 of the Offer to Purchase and Section 2 of the Edital.

(b) terminates or amends the terms and conditions of any license, authorization or concession granted for the conduct of the businesses of any of the Companies or their direct and indirect subsidiaries;
(c) expropriates, confiscates or limits the free disposal of the assets of the Companies or any of their direct and indirect subsidiaries;
(d) reduces tariffs or rates for services charged by the Companies or any of their direct and indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden the Companies or their direct and indirect subsidiaries;
(e) suspends, restricts or limits transactions in the foreign exchange market or the flow of funds into or out of Brazil;
•	the occurrence of war or grave civil or political unrest inside or outside of Brazil;

•	the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event) or any other external factor that causes significant damage to:
(a) the infrastructure, the communication systems or the rendering of public services in the states in which the Companies or any of their direct and indirect subsidiaries provide services or in other relevant areas of Brazil; or
(b) the assets of any of the Companies and their direct and indirect subsidiaries in a manner that affects the ordinary course of their respective businesses;
(ii) a general suspension of, or a limitation in the trading of, securities in general, including shares or American Depositary Receipts (“ADRs”) issued by any of the Companies, at BOVESPA or at the New York Stock Exchange, for more than 24 hours;
(iii) a decrease of 20% or more of the closing price on the BOVESPA of TNL’s common shares (TNLP3) since April 10, 2007, the date of the statement of material fact announcing the Offers, which value was R$66.318;
(iv) the occurrence of any substantial change in the rules applicable to the Brazilian or U.S. capital markets, or an increase in tax rates, that adversely affects or impedes the consummation of the Offers by the Offeror; or
(v) the making of comments by the United States Securities and Exchange Commission (“SEC”) as to the materials filed in the United States of America.